SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 18, 2005 announcing "Major Eastern European GSM Operator Places Extension Order Valued at Over $2M ".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  July 28, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued July 18, 2005

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EXHIBIT 1

FOR IMMEDIATE RELEASE

Major Eastern European GSM Operator Places Extension Order Valued at Over $2M

Petah Tikva, Israel - July 18, 2005 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that a major eastern European GSM and GPRS operator has decided to extend the implementation of FraudViewTM throughout its national and international networks, in addition to an installation of CashViewTM, ECtel's revenue assurance solution, totaling over $2M.

"The unique combination of ECtel`s software and real time I-probes are key to our customers" said Eitan Naor, President and CEO of ECtel. "FraudViewTM is inherently extensible, pre-integrated with CashViewTM and provides a comprehensive revenue protection solution. This strategic value assists telecom operators in maximizing the return on their investment. We are committed to our long-term partnership with this leading GSM operator and we are proud to offer a complete revenue protection solution, assisting this operator with the prevention of revenue losses and leakages. We believe that our experience, combined with ECtel's latest offerings, will further enhance this leading operators` top and bottom line".

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to continue the execution of the  turn-around plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development of new products, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

#End#

Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-900-2101	Tel: 972-3-900-2113
Fax: +972-3-900-2103	Fax: 972-3-900-2103
Email: Ronf@ectel.com	Email: Danith@ectel.com

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